# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UPLAND SOFTWARE, INC., CIK 0001505155
CUSIP: 91544A109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001943841
Persons authorized to receive notices and communications: David Chung, Ulysses Aggregator, LP c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, California (CA), 94303, (650) 321-4910; David B. Feirstein, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Jennifer Wu, P.C., Kirkland & Ellis LLP, 401 W. 4th Street, Austin, Texas (TX), 78701, (512) 678-9100

## Reporting persons
- Ulysses Aggregator, LP (CIK 0001943841): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 789,686; sole dispositive power 0; shared dispositive power 789,686; aggregate amount beneficially owned 789,686 (21.76% of the class)
- HGGC Fund IV GP, Ltd. (CIK 0001943824): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 814,858; sole dispositive power 0; shared dispositive power 814,858; aggregate amount beneficially owned 814,858 (22.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: UPLAND SOFTWARE, INC.
Address of issuer's principal executive offices: 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas (TX), 78746
Comment:
This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 25, 2022, as previously amended by Amendment No. 1 filed by the Reporting Person on December 18, 2023, Amendment No. 2 filed by the Reporting Person on February 27, 2024, Amendment No. 3 filed by the Reporting Person on June 17, 2024 and Amendment No. 4 filed by the Reporting Person on November 6, 2026 (collectively, the "Original Statement"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Upland Software, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are set forth on Rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned are based on the 2,838,697 shares of Common Stock outstanding as of November 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 4, 2026, as adjusted to include the 789,686 shares of Common Stock issuable upon conversion of the 115,000 shares of Series A Preferred Stock.

As of September 15, 2026, Aggregator LP directly holds 115,000 shares of Series A Preferred Stock (after giving effect to the accrual of dividends in kind paid thereunder as of September 15, 2026), which is currently convertible into 789,686 shares of Common Stock, calculated as the sum of the principal investment amount and accrued dividends, divided by a conversion price equal to $175.00 per share (the "Conversion Price"), and Bloom Acquisitions 1, LP, a Delaware limited partnership and an affiliate of Aggregator LP, directly holds, in the aggregate, 25,172 shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the foregoing or the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on Rows 7 through 10 of the cover pages of this Schedule 13D and is incorporated herein by reference. Aggregator GP exercises sole voting and investment discretion over the reported securities. Holdings is the sole shareholder and director of Fund IV GP Ltd., the sole member of Aggregator GP, and therefore Holdings and the Holdings Members may be deemed to beneficially own the reported securities but disclaim such beneficial ownership.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Amendment No. 5, the Reporting Persons have effected no transactions in Common Stock within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Amendment No. 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 9, 2026, the Issuer entered into a Dividend Waiver Agreement (the "Waiver Agreement") with Aggregator LP. Under the Waiver Agreement, effective October 1, 2026 Aggregator LP waived, for an indefinite period, the accumulation and accrual of dividends on the Series A Preferred Stock, which accrue at 4.5% per annum and are paid in kind. Waived dividends are permanently forgiven and will not be reinstated or become payable, including upon any revocation of the waiver. The holders of a majority of the Series A Preferred Stock may revoke the waiver at any time, on a prospective basis, effective as of the first quarterly dividend period beginning at least 30 days after the Issuer receives written notice of the revocation.

The foregoing description of the Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver Agreement, which is filed herewith as Exhibit 99.5 to this Amendment No. 5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.5 Dividend Waiver Agreement, dated as of November 9, 2026, by and between Upland Software, Inc. and Ulysses Aggregator, LP (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on November 9, 2026).

## Signatures
- Ulysses Aggregator, LP: /s/ Rachel Stock, Rachel Stock/Secretary (11/12/2026)
- HGGC Fund IV GP, Ltd.: /s/ Rachel Stock, Rachel Stock/Secretary (11/12/2026)
Comment: Ulysses Aggregator, LP By: Ulysses Aggregator GP, LLC, its general partner By: HGGC Fund IV GP, Ltd., its sole member